UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                       Commission File Numbers: 000-25487
                                                _________

       (Check One):[ ]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
                  [X]Form 10-Q and Form 10-QSB [ ] Form N-SAR

                      For Period Ended:   SETPEMBER 30, 2003
                                         ____________________

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: __________________


________________________________________________________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
________________________________________________________________________________

              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
                   THE COMMISSION HAS VERIFIED ANY INFORMATION
                                CONTAINED HEREIN.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

                        PART I -- REGISTRANT INFORMATION
________________________________________________________________________________

                           DOMAIN REGISTRATION, CORP.
________________________________________________________________________________
                             Full Name of Registrant

                                       N/A
________________________________________________________________________________
                            Former Name if Applicable

                       6767 W. Tropicana Avenue, Suite 207
________________________________________________________________________________
            Address of Principal Executive Office (Street and Number)

                             Las Vegas, Nevada 89103
________________________________________________________________________________
                            City, State and Zip Code

                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and THE REGISTRANT seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant has been unable to complete the timely preparation of its financial statements because of a current determination that the accounting treatment of the previously issued financial statements may need to be restated. The Registrant has been informed that accounting standards (SFAS No. 141) requires the acquisition of a business entity (the business combination between Bahamas Enterprises, Inc. and Suzy-Path, Corp.), not a non operating public shell. As a result, the restated accounting will be similar to a reverse acquisition, except that goodwill or other intangibles will not be recorded.

Further, the accounting standards (SFAS No. 141) may not apply to the business combination between Suzy-Path, Corp. and the Registrant since the transaction was between the parent corporation and a subsidiary. This transaction will be treated for accounting purposes as a recapitalization where the financial statements will be identical to the consolidated financial statements of Suzy-Path, Corp. (with the Registrant), prior to the transaction.

The Registrant is currently gathering the information required to make the determination (a) so as to complete the preparation of the current financial statements and (b) to restate the prior financial statements.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

    Ronald Stauber                     310                  556-0080
    ________________               ___________            __________________
       (Name)                      (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that THE REGISTRANT was required to file such reports been filed? If answer is no, identify report(s).

                               [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

________________________________________________________________________________

                           DOMAIN REGISTRATION, CORP.
                  ____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: NOVEMBER 14, 2003                  By: /s/ AMY HADLEY
      _________________              __________________________________________
                                             Amy Hadley, President and Director


INSTRUCTION: The form may be signed by an executive officer of THE REGISTRANT or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of THE REGISTRANT by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of THE REGISTRANT shall be filed with the form.

                                    ATTENTION
________________________________________________________________________________

        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
________________________________________________________________________________

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240/12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must have been completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of THE REGISTRANT is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.